SO
3-22-04

[redacted]

04003796

VF 3-12-04

ATES
NGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47700

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: W. J. Bonfanti, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

44 Wall Street, 12th Floor
(No. and Street)

New York, NY 10005
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Craig A Rothfeld (212) 461-2341
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schneider & Associates, LLP
(Name – *if individual, state last, first, middle name*)

100 Jericho Quadrangle, Suite 236, Jericho, NY 11753
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PROCESSED
MAR 24 2004
THOMSON FINANCIAL

OATH OR AFFIRMATION

I, Craig A. Rothfeld, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of W. J. Bonfanti, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GREGORY MALESKI
Notary Public, State of New York
No. 01MA6102178
Qualified in Suffolk County
Commission Expires December 08, 2007

Notary Public

Signature

Craig A. Rothfeld
Title
Chief Operating Officer
Chief Financial Officer

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent auditors' report on internal control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

W. J. BONFANTI, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED DECEMBER 31, 2003

W. J. BONFANTI, INC.
FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2003

CONTENTS

	Page
Facing page to Form X-17A-5	2A
Affirmation of Chief Operating Officer	2B
Independent Auditors' Report	3 - 4
FINANCIAL STATEMENTS:	
Statement of Financial Condition	5
Statement of Income	6
Statement of Changes in Stockholder's Equity	7
Statement of Changes in Subordinated Borrowings	8
Statement of Cash Flows	9
Notes to Financial Statements	10 - 14
SUPPLEMENTARY SCHEDULES:	
Information relating to the possession or control requirements under Rule 15c3-3	15
Computation of net capital pursuant to Rule 15c3-1	16
Independent auditors' report on internal control	17 - 18

SCHNEIDER & ASSOCIATES LLP
CERTIFIED PUBLIC ACCOUNTANTS
100 JERICHO QUADRANGLE
JERICHO, NEW YORK 11753
TEL: (516) 942-5300 • FAX: (516) 932-6050

JERRY SCHNEIDER, CPA
DEAN HILTZIK, CPA
MORDECAI LERER, CPA
HARRIET GREENBLATT, CPA
HAROLD HILTZIK, CPA

Members
American Institute of CPAs
SEC Practice Section
New York State Society of CPAs

767 Third Avenue, New York, NY 10017
TEL: (212) 564-4330

INDEPENDENT AUDITORS' REPORT

W. J. Bonfanti, Inc.
New York, New York

We have audited the accompanying statement of financial condition of W. J. Bonfanti, Inc. as of December 31, 2003, and the related statements of operations, changes in member's equity, changes in subordinated borrowings, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of W. J. Bonfanti, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting standards generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules listed in the accompanying index is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures

applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Schneider & Associates LLP

Jericho, New York
February 6, 2004

W. J. BONFANTI, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash	$ 547,616
Commissions receivable	1,017,672
Exchange membership:	
Owned, at cost (market value $1,500,000)	2,350,000
Other assets	56,360
Total assets	$3,971,648

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Accounts payable and accrued expenses	$ 146,998
Commissions payable	94,981
Income taxes payable	20,529
Deferred income taxes	29,000
Total liabilities	291,508
Commitments and contingencies (see notes)	
Subordinated borrowings	2,833,334

Stockholder's Equity

Common stock, no par value, 200 shares authorized, 10 shares issued and outstanding	1,000
Additional paid-in capital	104,000
Retained earnings	741,806
Total stockholder's equity	846,806
Total liabilities and stockholder's equity	$3,971,648

See accompanying notes to financial statements.

W. J. BONFANTI, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2003

Revenues	
Commission income	$10,388,207
Expenses	
Compensation and benefits	5,389,180
Exchange membership lease expense	1,513,450
Floor brokerage and clearing fees	1,098,129
Communications and data processing	798,633
Other operating expenses	457,991
Interest	254,983
	9,512,366
Income before income taxes	875,841
NYC general corporation tax	45,137
Net income	$ 830,704

See accompanying notes to financial statements.

W. J. BONFANTI, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003

	Common Stock	Additional Paid-in Capital	Retained Earnings	Stockholder's Equity
BALANCES, January 1, 2003	$1,000	$ --	$ 558,483	$ 559,483
Stockholder contributions	--	104,000	--	104,000
Stockholder distributions	--	--	(647,381)	(647,381)
Net income for the period	--	--	830,704	830,704
BALANCES, December 31, 2003	$1,000	$104,000	$ 741,806	$ 846,806

See accompanying notes to financial statements.

W. J. BONFANTI, INC.
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
FOR THE YEAR ENDED DECEMBER 31, 2003

Subordinated borrowings at January 1, 2003	$2,400,000
Proceeds from subordinated notes	450,000
Payment of subordinated notes	(16,666)
Subordinated borrowings at December 31, 2003	$2,833,334

See accompanying notes to financial statements.

W. J. BONFANTI, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

Increase (decrease) in cash	
Cash flows from operating activities	
Net income	$ 830,704
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) in operating assets:	
Commissions receivable	(340,840)
Other assets	(51,360)
Increase in operating liabilities:	
Accounts payable and accrued expenses	68,866
Commissions payable	37,276
Income taxes payable	(103,739)
Deferred income taxes	(19,000)
Total adjustments	(408,797)
Net cash provided by operating activities	421,907
Cash flows from financing activities	
Stockholder contributions	104,000
Stockholder distributions	(647,381)
Proceeds from subordinated notes	450,000
Payment of subordinated notes	(16,666)
Net cash provided by financing activities	(110,047)
Net increase in cash	311,860
Cash at January 1, 2003	235,756
Cash at December 31, 2003	$ 547,616
Supplemental information:	
Cash paid during the year for:	
Income taxes	$ 165,739
Interest	$ 254,983

See accompanying notes to financial statements.

W. J. BONFANTI, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

W. J. Bonfanti, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the New York Stock Exchange (NYSE). The Company executes transactions in listed securities on an agency basis for institutional customers. All customer transactions are cleared on a fully disclosed basis through an independent clearing firm. Accordingly, the Company does not carry securities accounts for customers nor does it perform custodial functions related to the securities in those accounts. The Company operates its brokerage business on the floor of the NYSE, and maintains administrative offices in New York City.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

The Company records commission revenue and related expenses on a trade-date basis.

The Company's exchange membership is recorded at cost or, if an other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment.

Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses. Actual results could vary from the estimates that were used.

The Company uses the liability method to determine its income tax expense, which requires that deferred tax assets and liabilities are computed based on differences between financial reporting and tax basis of assets and liabilities, and are measured using currently enacted tax rates and laws.

NOTE 3 - ABC AGREEMENT

The exchange membership, which is held in the name of the Company's sole stockholder, is considered to be an asset of the Company pursuant to an ABC agreement. Under terms of this agreement, the stockholder, upon leaving the Company or upon the occurrence of certain other contingencies including an uncured

NOTE 3 - ABC AGREEMENT - continued

default on the payment of a secured personal loan, would be required to do one of the following:

A. Pay the Company the amount necessary to purchase another membership in the NYSE;

B. Sell the membership and pay the proceeds over to the Company; or

C. Transfer the membership for a nominal consideration to a person designated by the member organization and satisfactory to the NYSE.

NOTE 4 - SUBORDINATED BORROWINGS

The borrowings under subordination agreements at December 31, 2003, are listed below:

Subordinated notes, 15.0 percent, due October 31, 2007	$ 383,334
Subordinated notes, 12.5 percent, due November 28, 2008	450,000
Subordinated note to the Company's stockholder, 9.0 percent, due October 31, 2010	2,000,000
	$2,833,334

Interest on the notes is payable monthly. The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

NOTE 4 - SUBORDINATED BORROWINGS - continued

Principal maturities of subordinated borrowings are as follows:

Year ending December 31,	
2004	$ 99,984
2005	166,650
2006	499,984
2007	483,382
2008	850,000
Thereafter	733,334
	$2,833,334

NOTE 5 - RELATED PARTY TRANSACTION

During 2002, the Company's stockholder obtained a personal bank loan in the amount of $2,000,000, the proceeds of which were contributed to the Company pursuant to an approved Subordinated Loan Agreement - Cash. The personal loan is secured by a pledge of all of the stockholder's shares in the Company, an assignment of all of the subordinated loan payments due and payable to the stockholder, and the proceeds of a key man life insurance policy payable to the Company. Notwithstanding the pledge of the stockholder's shares in the Company, the stockholder may, absent a default under the personal bank loan, continue to collect and receive all dividends and/or payments payable to the stockholder under the shares and the stockholder shall continue to have the right to vote the shares and to exercise all of the rights of a stockholder of the Company.

NOTE 6 - CAPITAL TRANSACTIONS

During 2003, the Company paid stockholder distributions totaling $647,381 and received stockholder contributions of $104,000.

NOTE 7 - LEASE COMMITMENTS

The Company has obligations under operating leases for the use of NYSE exchange memberships. Aggregate annual rentals for leases with initial noncancelable terms in excess of one year are as follows:

2004	$350,000
2005	100,000
Total minimum lease payments	$450,000

Exchange membership lease expense for 2003 aggregated $1,513,450.

NOTE 8 - INCOME TAXES

The Company has elected to be treated as an S corporation for purposes of federal and state corporation tax. As such, all items of income and expense flow through directly to the stockholder on his individual shareholder K-1 at year-end. However, the Company is subject to the New York City general corporation tax.

The Company reports on the cash basis for income tax purposes. Deferred taxes reflect the differences between cash basis and accrual basis taxable income.

NOTE 9 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company executes securities transactions on behalf of its customers. If either the customer or a counter-party fail to perform, the Company may be required to discharge the obligations of the non-performing party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction.

The Company is engaged in trading and brokerage activities with customers, broker-dealers and other counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 9 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK - continued

The Company places its cash in commercial checking accounts. Bank balances may from time to time exceed federally insured limits.

NOTE 10 - NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Rule requires that the Company maintain minimum net capital, as defined, of 6-2/3% of aggregate indebtedness, as defined, or $100,000, whichever is greater. At December 31, 2003, the Company had net capital of $1,179,042 which exceeded its requirement of $100,000 by $1,079,042. The ratio of aggregate indebtedness to net capital was .22 to 1.

NOTE 11 - EMPLOYEE BENEFIT PLAN

The Company has established a Simplified Employee Pension Plan (SEP-IRA) for the benefit of its employees. Eligible employees may make voluntary contributions to the Plan, subject to statutory and Plan limitations. The Company contributes to the Plan an amount equal to the lesser of 3% of each participant's annual gross compensation, or 100% of the participant's contributions. The Company's contribution to the Plan was $73,331 in 2003.

NOTE 12 - SUBSEQUENT EVENT

Pursuant to an executed stockholders agreement, currently pending NYSE approval, the Company will issue common shares representing a 55% ownership interest to three current executive employees. The Company will record an accounting charge on its financial statements upon receipt of NYSE approval based on management's estimate of the value of the shares, with an offsetting increase in stockholders' equity. This transaction is expected to have no impact on the firm's Net Capital. The newly issued shares will be pledged as security pursuant to the terms of the bank loan described in Note 5.

SUPPLEMENTARY SCHEDULES

W. J. BONFANTI, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
DECEMBER 31, 2003

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of that rule.

W. J. BONFANTI, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2003

Computation of Net Capital

Stockholder's equity	$ 846,806
Add:	
Subordinated borrowings allowable in computation of net capital	2,833,334
Allowable credit - deferred income taxes	9,198
Total capital and allowable subordinated borrowings	3,689,338
Nonallowable assets:	
Commissions receivable over 30 days	103,936
Exchange membership	2,350,000
Other assets	56,360
Total nonallowable assets	2,510,296
Net capital	1,179,042
Minimum net capital requirement - the greater of $100,000 or 6-2/3% of aggregate indebtedness of $262,508	100,000
Excess net capital	$1,079,042
Ratio of aggregate indebtedness to net capital	.22 to 1
Schedule of aggregate indebtedness:	
Accounts payable and accrued expenses	$ 146,998
Commissions payable	94,981
Income taxes payable	20,529
	$ 262,508
Reconciliation with the Company's unaudited net capital computation:	
Net capital, as reported in the Company's FOCUS Part IIA as of December 31, 2003	$1,060,075
Increase in allowable assets	109,769
Allowable credit-deferred income taxes	9,198
Net capital per above	$1,179,042

See accompanying notes to financial statements.

SCHNEIDER & ASSOCIATES LLP
CERTIFIED PUBLIC ACCOUNTANTS
100 JERICHO QUADRANGLE
JERICHO, NEW YORK 11753
TEL: (516) 942-5300 • FAX: (516) 932-6050

JERRY SCHNEIDER, CPA
DEAN HILTZIK, CPA
MORDECAI LERER, CPA
HARRIET GREENBLATT, CPA
HAROLD HILTZIK, CPA

Members
American Institute of CPAs
SEC Practice Section
New York State Society of CPAs
----
767 Third Avenue, New York, NY 10017
TEL: (212) 564-4330

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5

W. J. Bonfanti, Inc.
New York, New York

In planning and performing our audit of the financial statements of W. J. Bonfanti, Inc. for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule17a-3(a)(11) and for determining compliance with the exemptive provision of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the

SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the New York Stock Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Jericho, New York
February 6, 2004